Exhibit 99.8

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Resolution approved at meeting

of Note Holders

Brisbane, Australia – 12 January 2012: Metal Storm Limited advises that Note Holders have approved the amendment to the Convertible Note Terms at the meeting of Note Holders held in Brisbane today.

The approval of Note Holders is subject to the Company obtaining Shareholder approval for a similar resolution to amend the Note Terms. A meeting of Shareholders has been convened for 12:30pm midday today to seek that approval.

The outcome of the Shareholder meeting will be advised at the conclusion of that meeting.

Set out below is the text of the resolution approved by Note Holders, the proxy information and the voting results.

Approval of amendment to the Note Terms

To consider and, if thought fit, pass the following as an Extraordinary Resolution:

That, subject to the satisfaction of the Condition set out below, for the purposes of clauses 15.11(c), 15.11(d) and 17.1(e) of the Trust Deed and for all other purposes, Note Holders:

(a)	approve the modification of the Note Terms, by amending the Note Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting; and

(b)	authorise the Trustee to effect the amendments to the Note Terms by executing the Amendment Deed.

Condition:

The approval of Note Holders to the Resolution is subject to the Company obtaining Shareholder approval to amend the Note Terms in the manner described in the Resolution.

Proxy information

Proxies to vote for	13,546,062
Proxies to vote against	1,671
Proxies to abstain	692
Proxies to vote at the proxy’s discretion	47,407

Metal Storm Limited

ACN 064 270 006

Voting results

Votes cast in favour	13,613,312	(99.99%)
Votes cast against	1,671	(0.01%)
Votes abstaining	692

This resolution was decided by poll in accordance with section 15.7(d) of the Convertible Notes Trust Deed.

ENDS

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.